The First
Marblehead
Corporation

Contact:

Gary F. Santo, Jr.
Vice President
Investor Relations
617-638-2065

Janice Walker
Vice President
Corporate Communications
617.638.2047

News for Immediate Release

First Marblehead Announces Preliminary
Estimate of Revenues in Upcoming Securitization

BOSTON, MA, June 5, 2007 – The First Marblehead Corporation (NYSE: FMD) today announced its estimated revenues in connection with the proposed securitization of private student loans to be purchased by The National Collegiate Student Loan Trust 2007-2 (the "Trust"). As previously announced, the Trust expects to issue approximately $1.04 billion in principal amount of asset-backed securities and plans to acquire private student loans with a principal and accrued interest balance of approximately $770.2 million, in a transaction that is scheduled to close on or about June 14, 2007.

In connection with the securitization, the Trust will file with the Securities and Exchange Commission a Term Sheet providing additional preliminary details regarding the anticipated transaction. As will be disclosed in the filing, First Marblehead expects to receive up-front structural advisory fees of approximately $90 million, or 11.7% of the private student loan balance securitized, at the closing of the transaction. The overall yield for the securitization, representing total securitization revenues as a percentage of the total private student loan balance securitized, is expected to be 18%. These revenue estimates are preliminary and subject to change based on a number of factors, including the variance, if any, between the estimated and actual amount of private student loans purchased by the Trust at the time of closing, as well as the pricing of the debt securities to be issued in this transaction, which has not yet been completed. First Marblehead expects to be in a position to announce the discounted present value of its additional structural advisory fees and residual revenue related to this transaction at approximately the time of closing.

The loans to be securitized in this transaction were originated by several different banks under various loan programs that were structured with the assistance of First Marblehead. The Trust expects that approximately 80% of the loans to be purchased at closing will be "Direct to Consumer" loans and that the remaining 20% of the loans to be purchased at closing will be "School Channel" loans.

About The First Marblehead Corporation. First Marblehead, a leader in creating solutions for education finance, provides outsourcing services for private, non-governmental, education lending in the United States. The Company helps meet the growing demand for private education loans by providing national and regional financial institutions and educational institutions, as well as businesses and other enterprises, with an integrated suite of design, implementation and securitization services for student loan programs tailored to meet the needs of their respective customers, students, employees and members. For more information, visit www.firstmarblehead.com.

The National Collegiate Funding LLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that The National Collegiate Funding LLC has filed with the SEC for more complete information about The National Collegiate Funding LLC, the Trust and this offering. You may obtain these documents free of charge by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, The National Collegiate Funding LLC, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.

Statements in this press release regarding the planned purchase of private student loans by The National Collegiate Student Loan Trust 2007-2 and the related issuance of student loan asset-backed notes, including statements regarding the size, timing, and collateral pool composition of the planned transaction, First Marblehead's estimated up-front structural advisory fees and overall yield from the transaction—and any other statements that are not purely historical, constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our plans, estimates and expectations as of June 5, 2007. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future results, plans, estimates or expectations contemplated by us will be achieved. You are cautioned that matters subject to forward-looking statements involve known and unknown risks and uncertainties, including economic, regulatory, competitive and other factors, which may cause actual results or performance, including First Marblehead's actual revenues or yields from the transaction, or the timing of events, to be materially different than those expressed or implied by forward-looking statements. Important factors that could cause or contribute to such differences include: investor response to the offering of the asset-backed securities; conditions in the financial markets; completion of the pricing of the asset-backed securities; any variance between the actual performance of the Trust and the key assumptions we have used to estimate the total securitization revenues, including discount rates, the annual rate of student loan prepayments, interest rate trends over the term of the Trust, expected credit losses from the underlying securitized loan portfolio, net of recoveries, and the expected timing of cash flows from the Trust's underlying student loan assets; variance between the estimated and actual amount of private student loans available for purchase; satisfaction of closing conditions related to the purchase of private student loans and issuance of student loan asset-backed securities by the Trust, and the other factors set forth under the caption "Risk Factors" in the free writing prospectus filed by The National Collegiate Funding LLC with the Securities and Exchange Commission on June 4, 2007. We disclaim any obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

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© 2007 First Marblehead